Exhibit (a)(1)(R)

Special Announcement: Exchange Offer Notice

The purpose of this notice is to remind eligible employees that the offer to exchange certain stock options for new stock options (“Exchange Offer”) is scheduled to expire at 5:00 p.m., Pacific Time, on Thursday September 3, 2009. We currently have no plans to extend the expiration date.

As you know, the Nanometrics stock price has increased significantly over the past few weeks and had a closing price of $6.78 per share today, Wednesday September 2nd. As set forth in the Exchange Offer materials previously provided you, the strike price of the new stock options granted for any eligible stock options exchanged in the Exchange Offer will be the Nanometrics closing stock price on Thursday, September 3rd. The Exchange Offer does not provide for a one-to-one option exchange. Fewer new stock options are provided in exchange for those eligible stock options surrendered – 2 new stock options for every 3 eligible stock options surrendered with a strike price not more than $10 and 1 new stock option for every 2 eligible stock options surrendered with a strike price greater than $10. In addition, eligible stock options received in the Exchange Offer are subject to a new vesting schedule even if they were already vested. We want to be sure that all eligible employees consider their election carefully based on all available information. Employees may also want to reevaluate the information they may have entered into the Breakeven Calculator on the Option Exchange Program Website. If eligible employees choose to participate in the Exchange Offer or modify a previous election(s), election(s) must be submitted online at the Option Exchange Program Website by 5:00 p.m., Pacific Time, on Thursday, September 3, 2009.

How to Participate and/or Modify your current election:

Eligible employees can elect to participate or modify a previous election in the Exchange Offer by logging on to the Option Exchange Program Website at https://nanometrics.equitybenefits.com/. To log onto the website, eligible employees must enter the Log-in ID and Password that was provided on the email that was circulated at the commencement of the Exchange Offer on August 6, 2009.

How to Request a New Log-in ID and/or Password:

Eligible employees who need a new Log-in ID and/or Password or have questions, should contact the SOS Customer Service Center at the number or email address below The SOS Customer Service Center will be open for additional hours from 10:00 a.m. -2:00 p.m. on the last two business days of the offer period.

•	SOS Customer Service Center: (408) 754-4650

•	SOS Customer Service Center Email Address: nanometrics@sos-team.com